# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HELLO GROUP INC., CIK 0001610601
CUSIP: 423403104
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: No. 1 Futongdong Street, Chaoyang, 20th Floor, Block B, Tower 2, Wangjing, Beijing, China (F4), 100102
Date of event which requires filing of this statement: 03/31/2025
Amends the filing with accession number 0001193125-18-170733
Filed by CIK 0001632162
Persons authorized to receive notices and communications: Yan Tang, No.1 Futongdong Street, Chaoyang, 20th Floor, Block B, Tower 2, Wangjing, Beijing, China (F4), 100102, 86-10 5731-0567

## Reporting persons
- Yan Tang (CIK 0001632162): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 90,938,318; sole dispositive power 0; shared dispositive power 90,938,318; aggregate amount beneficially owned 90,938,318 (27.4% of the class)
  Comment: (1) The ordinary shares beneficially owned by Mr. Tang represent (i) 72,364,466 Class B ordinary shares held by Gallant Future Holdings Limited, (ii) 8,000,000 Class B ordinary shares held by New Heritage Global Limited, (iii) 10,347,125 Class A ordinary shares that Mr. Tang is entitled to acquire within 60 days from March 31, 2025 upon exercise of share options held by him under our share incentive plans and (v) 226,727 Class A ordinary shares that Ms. Zhang is entitled to acquire within 60 days from March 31, 2025 upon exercise of share options held by her under our share incentive plans. Gallant Future Holdings Limited is incorporated in the British Virgin Islands and is wholly-owned by a family trust controlled by Mr. Tang. New Heritage Global Limited is a limited company incorporated in the British Virgin Islands and is wholly beneficially owned by Mr. Tang through a family trust.
  
  (2) The percentage calculation is based on a total of 321,338,936 ordinary shares outstanding as of March 31, 2025, including 80,364,466 Class B ordinary shares and 240,974,470 Class A ordinary shares. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.
- Sichuan Zhang (CIK 0001990078): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 90,938,318; sole dispositive power 0; shared dispositive power 90,938,318; aggregate amount beneficially owned 90,938,318 (27.4% of the class)
  Comment: (1) The ordinary shares beneficially owned by M. Zhang represent (i) 72,364,466 Class B ordinary shares held by Gallant Future Holdings Limited, (ii) 8,000,000 Class B ordinary shares held by New Heritage Global Limited, (iii) 10,347,125 Class A ordinary shares that Mr. Tang is entitled to acquire within 60 days from March 31, 2025 upon exercise of share options held by him under our share incentive plans and (v) 226,727 Class A ordinary shares that Ms. Zhang is entitled to acquire within 60 days from March 31, 2025 upon exercise of share options held by her under our share incentive plans. Gallant Future Holdings Limited is incorporated in the British Virgin Islands and is wholly-owned by a family trust controlled by Mr. Tang. New Heritage Global Limited is a limited company incorporated in the British Virgin Islands and is wholly beneficially owned by Mr. Tang through a family trust.
  
  (2) The percentage calculation is based on a total of 321,338,936 ordinary shares outstanding as of March 31, 2025, including 80,364,466 Class B ordinary shares and 240,974,470 Class A ordinary shares. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.
- Gallant Future Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC), other (OO); sole voting power 72,364,466; shared voting power 0; sole dispositive power 72,364,466; shared dispositive power 0; aggregate amount beneficially owned 72,364,466 (22.5% of the class)
  Comment: (1) Represent 72,364,466 Class B ordinary shares held by Gallant Future Holdings Limited. Gallant Future Holdings Limited is incorporated in the British Virgin Islands and is wholly-owned by a family trust controlled by Mr. Tang.
  
  (2) The percentage calculation is based on a total of 321,338,936 ordinary shares outstanding as of March 31, 2025, including 80,364,466 Class B ordinary shares and 240,974,470 Class A ordinary shares. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.
- New Heritage Global Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC), other (OO); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (2.49% of the class)
  Comment: (3) Represent 8,000,000 Class B ordinary shares held by New Heritage Global Limited. New Heritage Global Limited is a limited company incorporated in the British Virgin Islands and is wholly beneficially owned by Mr. Tang through a family trust.
  
  (4) The percentage calculation is based on a total of 321,338,936 ordinary shares outstanding as of March 31, 2025, including 80,364,466 Class B ordinary shares and 240,974,470 Class A ordinary shares. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Name of issuer: HELLO GROUP INC.
Address of issuer's principal executive offices: No. 1 Futongdong Street, Chaoyang, 20th Floor, Block B, Tower 2, Wangjing, Beijing, China (F4), 100102
Comment:
This statement on Schedule 13D constitutes Amendment No.6 solely for, and only to the extent it relates to, Yan Tang ("Mr. Tang"), Sichuan Zhang ("Ms. Zhang"), Gallant Future Holdings Limited ("Gallant Future") and New Heritage Global Limited ("New Heritage", together with Mr. Tang, Ms. Zhang and Gallant Future, the "Reporting Persons") to the Schedule 13D initially filed with the U.S. Securities and Exchange Commission on behalf of each of Mr. Tang, Ms. Zhang, Gallant Future, Matrix Partners China II Hong Kong Limited ("Matrix HK"), Matrix Partners China II, L.P. ("Matrix China II"), Matrix Partners China II-A, L.P. ("Matrix China II-A"), Matrix China Management II, L.P. ("Matrix Management"), Matrix China II GP GP, Ltd. ("Matrix GP", together with Matrix HK, Matrix China II, Matrix China II-A and Matrix Management, the "Matrix Funds") and Yibo Shao ("Mr. Shao") on July 6, 2015, as amended by Amendment No. 1 filed on April 6, 2016 and Amendment No. 2 filed on August 23, 2016 on behalf of Mr. Tang, Ms. Zhang, Gallant Future, the Matrix Funds, Mr. Shao, Rich Moon Limited, Yunfeng Fund II, L.P., Yunfeng Moon Co-invest, L.P., Yunfeng Investment II, L.P., Yunfeng Moon Co-Invest GP, Ltd., Yunfeng Investment GP II, Ltd. and Feng Yu, and as amended by Amendment No.3 filed on April 26, 2017 and Amendment No.4 filed on May 19, 2017 on behalf of Mr. Tang, Ms. Zhang and Gallant Future, and as further amended by Amedment No.5 filed on May 18, 2018 on behalf of the Reporting Persons (the initial filing, together with Amendment No.1, Amendment No.2, Amendment No.3, Amendment No.4 and Amendment No.5, the "Statement"), in each case with respect to the Class A ordinary shares, par value $0.0001 per share of Hello Group Inc., a Cayman Islands company (the "Issuer"). This statement does not modify any of the information previously reported on the Statement or any of the information reported by any Reporting Persons (as defined in the applicable Statement) other than the Reporting Persons.

Except as provided herein, this statement does not modify any of the information previously reported on the Statement.

## Item 2. Identity and Background
Name of person filing:
Yan Tang
Sichuan Zhang
Gallant Future Holdings Limited
New Heritage Global Limited
Residence or business address:
Yan Tang
20th Floor, Block B, Tower 2, Wangjing SOHO, No. 1 Futongdong Street, Chaoyang District, Beijing 100102, People's Republic of China

Sichuan Zhang
20th Floor, Block B, Tower 2, Wangjing SOHO, No. 1 Futongdong Street, Chaoyang District, Beijing 100102, People's Republic of China

Gallant Future Holdings Limited
20th Floor, Block B, Tower 2, Wangjing SOHO, No. 1 Futongdong Street, Chaoyang District, Beijing 100102, People's Republic of China

New Heritage Global Limited
20th Floor, Block B, Tower 2, Wangjing SOHO, No. 1 Futongdong Street, Chaoyang District, Beijing 100102, People's Republic of China
Present principal occupation or employment: Mr. Tang is the co-founder, chairman of board of directors and chief executive officer of the Issuer. Ms. Zhang is the director and chief operating officer of the Issuer and the wife of Mr. Tang. Each of Mr. Tang and Ms. Zhang is a PRC citizen. Gallant Future and New Heritage are principally investment holding vehicles. Both Gallant Future and New Heritage are companies organized and existing under the laws of the British Virgin Islands, and are wholly owned and controlled by a family trust controlled by Mr. Tang. The principal business address of each of Mr. Tang, Ms. Zhang, Gallant Future and New Heritage is 20th Floor, Block B, Tower 2, Wangjing SOHO, No.1 Futongdong Street, Chaoyang District, Beijing 100102, People's Republic of China.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship:
Yan Tang - The People's Republic of China
Sichuan Zhang - The People's Republic of China
Gallant Future Holdings Limited - British Virgin Islands
New Heritage Global Limited - British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended and supplemented by the addition of the following:

From May 22, 2018 through March 31, 2025, the Reporting Persons acquired a total of 1,593,456 Class A ordinary shares through the exercise of options under the Issuer's share incentive plans. The Reporting Persons paid option exercise price of approximately US$8000, using their personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: See Item 3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this statement.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above
Transactions in the class effected during the past sixty days:
Except as disclosed in this statement, the following transactions have been effected by the Reporting Persons in the last 60 days.

Name Transaction Date Number of ADSs Price per ADS (US$) Type of Transaction
Sichuan Zhang 3/31/2025 92,852 6.1841 Sale
3/28/2025 1,006 6.315 Sale
3/27/2025 84,120 6.4388 Sale
Yan Tang 3/28/2025 104,943 6.3284 Sale
3/27/2025 95,057 6.4388 Sale
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement dated April 15, 2025 by and among the Reporting Persons.

## Signatures
- Yan Tang: /s/ Yan Tang, Yan Tang (04/15/2025)
- Sichuan Zhang: /s/ Sichuan Zhang, Sichuan Zhang (04/15/2025)
- Gallant Future Holdings Limited: /s/ Yan Tang, Director (04/15/2025)
- New Heritage Global Limited: /s/ Yan Tang, Director (04/15/2025)